Mail Stop 3561

September 3, 2009

Christopher W. Vieth, Executive Vice President,
    Chief Operating Officer and Chief Financial Officer
Maidenform Brands, Inc.
485F US Hwy 1 South
Iselin, NJ 08830

> **Re: Maidenform Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2009**
> **Filed March 11, 2009**
> **File No. 001-32568**

Dear Mr. Vieth:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Fiscal Year Ended January 3, 2009

Item 1. Business, page 1

Distribution Channels, page 6

1.   You disclose that you had three customers that each accounted for more than 10% of your net sales in 2008 and 2007 and two customers that each accounted for more than

10% of your net sales in 2006. Please disclose the name of each of these customers and the relationship, if any, of these customers with you or your subsidiaries if sales to such customer equal 10% or more of your consolidated revenues and the loss of such customer would have a material adverse effect on you and your subsidiaries taken as a whole. In this regard, we note your disclosure on page 12 in the risk factor "We depend on a limited number of customers for a significant portion of our sales, and our financial success is linked to the success of our customers, our customers' commitment to our products and our ability to satisfy and retain our customers…" that "[t]he loss of a customer or a reduction in the amount of [your] products purchased by one or more of [your] customers could have a material adverse effect on [your] business, results of operations or financial condition." Refer to Item 101(c)(1)(vii) of Regulation S-K.

Item 1A. Risk Factors, page 11

"We are dependent on our management team, and the loss of any key member of …," page 21

2.   In this risk factor you disclose that your "success depends largely upon the continued services of [your] executive officers and other key personnel…" and "[a]ny loss or interruption of the services of one or more of [your] executive officers or key personnel could result in [your] inability to manage [your] operations effectively and/or pursue [your] business strategy." We note that your former chief executive officer, Mr. Ward, and your former executive vice president, general counsel and secretary, Mr. Masket, both retired during the last fiscal year and that another named executive officer, your former chief financial officer, Mr. Lively, resigned during the last fiscal year. Please disclose what impact, if any, the loss of the services of one or more of these executive officers, or any other key personnel, has had on your ability to manage your operations effectively and/or pursue your business strategy.

Item 8. Financial Statements and Supplementary Data, page 48

Notes to the Consolidated Financial Statements, page 54

Note 2: Summary of Significant Accounting Policies, page 54

Cash and Cash Equivalents, page 55

3.   It appears that an investment with an original maturity in excess of three months on the date of purchase would not meet the definition of a cash equivalent when its remaining maturity at the balance sheet date is three months or less. Please tell us why your accounting policy complies with paragraph 8 of SFAS 95. In addition, tell us the nature and amount of investments classified as cash equivalents at each balance sheet date and the amounts with original maturities of three months or more on the date of purchase.

Note 3. Property, Plant and Equipment, page 60

4.   Please tell us whether the property and equipment related to your former headquarters has been sold or is still classified as held for sale. If the property and equipment is still classified as held for sale, tell us the facts and circumstances that support an exception to the one-year requirement in paragraph 30 of SFAS 144.

Note 5. Debt, page 62

5.   Please describe the restrictions on payments between Maidenform Brands, Inc. and its subsidiaries disclosed in third paragraph on page 63 and the amount of restricted net assets for subsidiaries at the end of the most recently completed fiscal year. Refer to Rule 4-08 of Regulation S-X.

Note 16. Valuation and Qualifying Accounts, page 77

6.   We note your disclosure that you include a reserve for term discounts and cooperative advertising commitments in accounts receivable reserves. Please provide the information required by Rule 12-09 of Regulation S-X with respect to these reserves or tell us why the disclosure is not required.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director